SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d

(Amendment No. )*

Global Employment Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

None

(CUSIP Number)

March 30, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Productivity Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

88,595

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

88,595

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,595

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.47%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Infrastructure and Environmental Private Equity Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

188,982

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

188,982

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,982

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.13%

12.	TYPE OF REPORTING PERSON*

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

47,245

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

47,245

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,245

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.78%

12.	TYPE OF REPORTING PERSON*

PN

ITEM 1(a).	Name of Issuer:

Global Employment Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9090 Ridgeline Boulevard, Suite 205
Littleton, Colorado 80129

Item 2(a).	Name of Persons Filing:
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Item 2(c).	Citizenship:

The Productivity Fund III, L.P. One North Wacker Drive, Suite 3900 Chicago, Illinois 60606 Delaware limited partnership
Infrastructure and Environmental Private Equity Fund III, L.P. One North Wacker Drive, Suite 3900 Chicago, Illinois 60606 Delaware limited liability company

Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung)

One North Wacker Drive, Suite 3900

Chicago, Illinois 60606

civil partnership with limitation of liability established under the laws of the Federal Republic of Germany

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 Par Value (“Common Stock”)

Item 2(e).	CUSIP Number:

None

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Productivity Fund III, L.P. beneficially owns 88,595 shares of the Issuer’s Common Stock, representing 1.47% of the issued and outstanding shares of the Issuer’s Common Stock. The Productivity Fund III, L.P. has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 88,595 shares of the Issuer’s Common Stock.

Infrastructure and Environmental Private Equity Fund III, L.P. beneficially owns 188,982 shares of the Issuer’s Common Stock, representing 3.13% of the issued and outstanding shares of the Issuer’s Common Stock. Infrastructure and Environmental Private Equity Fund III, L.P. has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 188,982 shares of the Issuer’s Common Stock.

Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung) beneficially owns 47,245 shares of the Issuer’s Common Stock, representing 0.78% of the issued and outstanding shares of the Issuer’s Common Stock. Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung) has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, 47,245 shares of the Issuer’s Common Stock.

By reason of its status as direct or indirect members of the general partner of the Reporting Persons, First Analysis Corporation, a Delaware corporation with principal offices at One North Wacker Drive, Suite 3900, Chicago, Illinois, may be deemed to be the indirect beneficial owner of 324,732 shares of the Issuer’s Common Stock, representing 5.38% of the issued and outstanding shares of the Issuer’s Common Stock. By reason of his status as stockholder of First Analysis Corporation, F. Oliver Nicklin, Jr., an Illinois resident with a business address of One North Wacker Drive, Suite 3900, Chicago, Illinois may also be deemed to be the indirect beneficial owner of such shares. First Analysis Corporation and F. Oliver Nicklin, Jr. may be deemed to share the power to vote or direct the vote, and share the power to dispose or it direct the disposition of, 324,732 shares of the Issuer’s Common Stock.

Each of the Reporting Persons disclaim beneficial ownership of all shares of the Issuer’s Common Stock described herein except those shares that are owned by the Reporting Person directly. The Reporting Persons understand that each of the other persons named as officer, director, partner or other affiliate of any Reporting Person herein disclaims beneficial ownership of all of the shares of the Issuer’s Common Stock described herein.

Each of the Reporting Persons disclaims the existence of a group among any or all of them and further disclaims the existence of a “group” among any or among all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Reporting Person, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

(b)	Percent of class:

See Item 11 of the Cover Pages to this Schedule 13D

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote

See Item 4(a).

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

See Item 4(a).

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 5, 2006

The Productivity Fund III, L.P.,
by First Analysis Management Company III, L.L.C.,
by First Analysis Corporation

By:
Its:

Infrastructure and Environmental Private Equity Fund III, L.P.
by Infrastructure and Environmental Private Equity Management III, L.L.C.
by First Analysis IEPEF Management Company III, L.L.C.
by First Analysis Corporation

By:
Its:

Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung)
by Infrastructure and Environmental Private Equity Management III, L.L.C.
by First Analysis IEPEF Management Company III, L.L.C.
by First Analysis Corporation

By:
Its:

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: June 5, 2006

The Productivity Fund III, L.P.,
by First Analysis Management Company III, L.L.C.
by First Analysis Corporation

By:
Its:

Infrastructure and Environmental Private Equity Fund III, L.P.
by Infrastructure and Environmental Private Equity Management III, L.L.C.
by First Analysis IEPEF Management Company III, L.L.C.
by First Analysis Corporation

By:
Its:

Environmental & Information Technology Private Equity Fund III, Gesellschaft burgarlichen Rechts (mit Haftungsbeschankung)
by Infrastructure and Environmental Private Equity Management III, L.L.C.
by First Analysis IEPEF Management Company III, L.L.C.
by First Analysis Corporation

By:
Its: